UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)*

                              Concord Camera Corp.
                              --------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    206156200
                                    ---------
                                 (CUSIP Number)

                               Scott Lampert, Esq.
                  Vice President, General Counsel and Secretary
                              Concord Camera Corp.
                  4000 Hollywood Blvd., Sixth Floor North Tower
                            Hollywood, Florida 33021
                                 (954) 331-4200
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 5, 2007
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206156200                                          (Page 2 of 5 Pages)
--------------------------------------------------------------------------------
     1   Names of Reporting Persons/ I.R.S. Identification No. of
         Above Person (entities only):
               Ira B. Lampert
--------------------------------------------------------------------------------
     2   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3   SEC use only

--------------------------------------------------------------------------------
     4   Source of Funds
               PF
--------------------------------------------------------------------------------
     5   Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [_]
--------------------------------------------------------------------------------
     6   Citizenship or Place of Organization
               United States
--------------------------------------------------------------------------------
                       7    Sole voting power             585,641
    Number of         ----------------------------------------------------------
     shares            8    Shared voting power           0
  beneficially        ----------------------------------------------------------
  Owned by each        9    Sole dispositive power        585,641
    Reporting         ----------------------------------------------------------
   person with         10   Shared dispositive power      0
--------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by
         Each Reporting Person
               585,641
--------------------------------------------------------------------------------
     12  Check box if the Aggregate Amount in Row (11)
         Excludes Certain Shares
               [_]
--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount
         in Row (11)
               9.8%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
               IN
--------------------------------------------------------------------------------

INTRODUCTION

This Amendment No. 7 further amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 17, 1995 and heretofore amended and supplemented. All numbers included herein give effect to the 5:1 reverse stock split declared by the Issuer, effective November 21, 2006.

ITEM 1. SECURITY AND ISSUER.

This Amendment relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, Presidential Circle, Sixth Floor, North Tower, Hollywood, Florida 33021.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This Amendment is being filed by Ira B. Lampert (the "Reporting Person"). The Reporting Person is a citizen of the United States of America and the current Chairman of the Board, Chief Executive Officer and President of the Issuer. His principal business address is Concord Camera Corp., 4000 Hollywood Boulevard, Presidential Circle, 6th Floor, North Tower, Hollywood, Florida 33021.

(d)-(e). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of the funds used by the Reporting Person in making the purchases of Common Stock reported in this filing was his personal funds. The amount of personal funds expended by the Reporting Person in making purchases of Common Stock since Amendment No. 6 to this Schedule 13D was approximately $665,000, of which approximately $342,000 was expended in connection with the exercise of vested stock options on December 20, 2006.

ITEM 4. PURPOSE OF TRANSACTION.

The purchases of Common Stock made by the Reporting Person since Amendment No. 6 to this Schedule 13D was filed have been made for investment purposes. The Reporting Person also intends to make, from time to time hereafter for investment purposes, additional purchases of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of April 5, 2007, the Reporting Person beneficially owned 585,641 shares of Common Stock, representing 9.8% of (1) the shares of Common Stock outstanding as of that date, as last reported by the Issuer (5,847,408 shares) plus (2) the derivative securities hereinafter described.

Of these beneficially owned shares of Common Stock, (i) 52,600 shares represent shares that may be purchased by this Reporting Person pursuant to fully vested options that are exercisable within 60 days of the date hereof, and (ii) 66,202 shares represent shares the delivery of which was deferred by this Reporting Person until July 1, 2007 under the Issuer's Deferred Delivery Plan, but which shares could be acquired by him within 60 days of the date hereof under certain limited circumstances described in the Deferred Delivery Plan.

(b) Power to Vote and Dispose of the Company Shares:

As of April 5, 2007, Ira B. Lampert had:

-----------------------       -----------------
Power                         Number of Shares
-----------------------       -----------------
Sole Power to Vote                     585,641
-----------------------       -----------------
Shared Power to Vote                         0
-----------------------       -----------------
Sole Power to Dispose                  585,641
-----------------------       -----------------
Shared Power to Dispose                      0
-----------------------       -----------------

(c) Transactions Effected During the Past 60 Days:

On April 5, 2007, the Reporting Person purchased 42,000 shares of Common Stock in a private transaction at a price per share of $4.55.

(d) Right of Others to Receive Dividends or Proceeds of Sale:

Not applicable.

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 6, 2007
                                ------------------------------------------------
                                                      Date

                                               /s/ Ira B. Lampert
                                ------------------------------------------------
                                                    Signature



                                                 Ira B. Lampert
                                ------------------------------------------------
                                                   Name/Title